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DeFi Technologies Updates Venture Portfolio for Shareholders - 255% ROI In 6 Months
Highlights:
-Over the course of six months DeFi Technologies Inc. has invested US$477,500 into respective DeFi portfolio projects with a current value of US$1,693,324 (255% return)
-Sovryn - Over $50M in assets locked in the system with over $1B SOV staked in governance. Closed a $10M investment round led by Pomp Investments
-Saffron Finance - ROI is up around 52% since the initial investment, raised an investment round that included Dragonfly Capital, Coinbase Ventures and Multicoin Capital.
-Earnity - closed out their $4M fundraising round for their DeFi focused asset management application, where users will be able to interact with defi protocols to earn yield on their holdings.
-Luxor Technologies - recently closed a $5M Series A fundraising round led by NYDIG and participation from Blockware Solutions, Celsius Network, DPO, Navier, Supplybit, Bitnomial, Hodl Capital, and many strategic angel investors.
-Volmex - recently announced that volmex.finance v1, the first version of the volatility index trading protocol built on Ethereum, is set to go live on Ethereum mainnet, followed by scaling solution / L2 deployments.
TORONTO, July 6, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) is pleased to present an update on it's DeFi Venture portfolio. Part of DeFi Technologies' mission is to drive investments into decentralized finance and incubate new projects to further develop groundbreaking protocols that will continue to fundamentally reshape the global financial system.

"It's been very exciting to see the projects DeFi Technologies has invested in as a part of our DeFi Venture offering be amongst the leaders in a rapidly growing DeFi ecosystem," said Wouter Witvoet, CEO of DeFi Technologies. "We aren't just investing in the technologies behind the projects but the leadership and teams behind them as well. We're very proud of the progress we have seen thus far and I'm certain we'll continue to see these innovative projects continue to disrupt DeFi and the financial sector as a whole."
Measurable Investments
Sovyrn
Sovyrn recently deployed Ethereum and Binance Smart chain bridges and is now one of the top 25 DeFi protocols. They have raised over 415 BTC from Sovryn users and strategic inventors. There are currently over 20K SOV holders and between $5M-$15M in daily volume on the protocol. Sovryn also reported that they have over $50M in assets locked in the system in a combination of assets (BTC, ETH, Stablecoins etc.) in addition to over $1B SOV staked in governance.
Investment: US$100,000  Current  Value: US$233,522
Luxor Technologies
Luxor Technologies recently closed a $5M Series A fundraising round led by NYDIG and participation from Blockware Solutions, Celsius Network, DPO, Navier, Supplybit, Bitnomial, Hodl Capital, and many strategic angel investors. The fundraise will go towards developing mining pool services, hashrate revenue optimization mining software, and other hashrate based  products.
Investment:US $162,499.62  Current  Value: US$562,499.62
Oxygen Protocol
Prime Brokerage built on Solana.
Investment: US$20,000  Current  Value: US$576,000
Maps.me
Retail focused DeFi platform built into Maps.me platform. Circle and Maps.me formed a partnership together, which will offer consumers the ability to use USD Coin (USDC,  simple directly in Maps.me's DeFi ecosystem.
Investment: US$20,000  Current  Value: US$142,199
Saffron Finance
Saffron finance has recently implemented a Chainlink Price Protection Pool, which issues more rewards to users whenever the price of Bitcoin goes down. This is the first step in developing a Peer 2 Peer price protection insurance tranche.

In terms of the performance of the investment, it is up 52% in the time since we have invested into the protocol. That investment round included Dragonfly Capital,  Coinbase Ventures,  Multicoin Capital,  amongst others.
Investment: US$25,000  Current  Value: US$29,083
Earnity
Earnity has closed out their $4M fundraising round for their DeFi focused asset management application, where users will be able to interact with defi protocols to earn yield on their holdings. Also, asset managers can subscribe their strategies to the platform to be able fundraise for their strategies more easily and provide the user base with greater yield generating opportunities. Some notable investors participating in Earnity include NGC.Fund, Thorney Investments, and Gleneagle Securities. They are proposing to launch a closed MVP at the end of June and are working behind the scenes on their native token.
Investment: US$100,000  Current  Value: US$100,000

Volmex
Volmex Labs recently announced that volmex.finance v1, the first version of the volatility index trading protocol built on Ethereum, will go live on Ethereum mainnet in June, followed by scaling solution / L2 deployments. volmex.finance v1 introduces issuance and redemption of volatility tokens, collateralized fungible ERC20 tokens which aim to track the implied or realized volatility of any crypto asset. The protocol has been audited by two independent security research firms. They have previously closed an investment round with CMS Holdings, Alameda Research, Three Arrows Capital, Orthogonal Trading, Robot Ventures, amongst   others.
Investment: US$30,000 Current  Value: US$30,000
Value of All Measurable Investments
Total Invested: $477,500 Total Worth: $1,693,324 Percent Return: 255%
Immeasurable Investments (No Mark to Market)
Skolem Technologies
Skolem Technologies continues to grow their product service offerings for institutional DeFi participants. They have improved their interfaces and most recently added an 8 figure credit line for customers to be able to buy assets on leverage through their platform. They will be integrating more DeFi platforms into their suite of solutions, so institutional players have a one stop shop for trading, borrowing/lending, and liquidity providing to generate additional yield.

Skolem launched yield farming on its platform a month ago, TVL on platform around ~$10M right now - expecting it to hit 9 figures within a few months.
Clover Finance
Since Clover Finance's successful sale on CoinList, where over 34,000 token holders have been added to the network, they have made lots of progress on the technical side, as well as the business development front. Their first product, the Clover Cross-chain Extension Wallet, was launched successfully with over 190,000 downloads from last month as the very first multi- chain wallet, which supports Polkadot, Kusama and multiple EVM-compatible networks, including Ethereum, Binance Smart Chain, Fantom, Polygon and more, at the same time. They have, also, recently rolled out the Clover Mobile Wallet on Apple store and Play store. Additionally, Clover will be launching Sakura Finance which will serve as the sister network to Clover, where a decentralized financial set of applications will be first deployed and live on the Kusama mainnet. The decentralized hub will include a native Sakura AMM (decentralized exchange), and a staking derivatives product for Kusama to enable the emerging native liquid staking market.
Blocto
Blocto is an integrated cross-chain wallet service, which enables users and developers to interact with their cryptocurrencies, dApps, and NFTs frictionlessly. Blocto added support for Binance Smart Chain, Ethereum, Flow, Solana, and Tron. Blocto developed a wallet SDK, which  enables developers to build a product with a streamlined user onboarding process (native log-in). BloctoSwap was released to the public, which is the first DEX on the Flow blockchain developed by the Portto/Blocto team. They recently closed out and $8M fundraise with some notable investors including Animoca Brands, Marc Cuban, Kevin Chou (Rally), Alameda Research, AppWorks, DoublePeak, LD Capital, Youbi Capital, Animal Ventures, The Origin Capital, CMS Holdings, EVG, Divergence Ventures, 500 Startups, Axia8, amongst others.
Shyft Technologies
The constitution has been signed by several organization members and the network is nearly ready for full launch. There are a few final steps needed to be implemented prior to launch of the mainnet chain, but full mainnet launch is expected to happen in the coming weeks marking a large moment in the network's history. DeFi Technologies is excited to be a member of the ShyftFederation and helping shape the future of the project.
About  DeFi Technologies
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit  https://defi.tech/
Cautionary  note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to valuation, growth and performance of the DeFi Venture portfolio;   performance and business plans of the respective DeFi Venture portfolio projects; the DeFi industry as a whole; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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For further information: please contact: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491- 4498,  Dave@redchip.com;  Public Relations,  Veronica Welch,  VEW Media, ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW  07:30e 06-JUL-21